

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Zane Rowe
Chief Financial Officer
Workday, Inc.
6110 Stoneridge Mall Road
Pleasanton, CA 94588

> **Re: Workday, Inc.**
> **Form 10-K for the year ended January 31, 2024**
> **Response dated September 4, 2024**
> **File No. 001-35680**

Dear Zane Rowe:

We have reviewed your September 4, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 5, 2024 letter.

Form 10-K for the Year Ended January 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1. Please address the following as it relates to your response and proposed revised disclosures to prior comment 2.
    - We note you currently disclose that gross and net retention rates exceeded 95% and 100%, respectively, for the periods presented in your recent Form 10-K and Form 10-Q filings. To the extent you intend to provide similar disclosures in future filings, revise to ensure that the amounts provided appropriately reflect your current net retention rates.
    - You state that net retention rate is calculated by taking the current period-end ARR of your customers that you "retained" year-over-year. Clarify whether you calculate ARR using existing customers from the corresponding period and compare that to ARR for the current period from the <u>same set</u> of customers. If so, revise to clarify as

such. To the extent you do not use the same customer base for each period in your calculation, explain further how this measure factors in customer churn.

- Tell us the amount of subscription contracts that are excluded from your calculation of ARR. To the extent material to total subscription contracts, revise to disclose the percentage of ARR that is excluded from such measure.

    Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Bell